OXFORD SQUARE CAPITAL CORP.
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

(203) 983-5275

March 21, 2019

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn: Mr. Raymond Be, Esq.

Re:	Oxford Square Capital Corp.
Registration Statement on Form N-2 (File No. 333-229337)

Dear Mr. Be:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Oxford Square Capital Corp. respectfully requests acceleration of effectiveness of the above-captioned registration statement, including all amendments thereto, to 2:00 p.m., Eastern Time, on March 25, 2019 or as soon thereafter as possible.

OXFORD SQUARE CAPITAL CORP.

By:	/s/ Jonathan H. Cohen
Jonathan H. Cohen
Chief Executive Officer